BMO Funds

111 East Kilbourn Avenue

Milwaukee, WI 53202

Ph. (direct):  312-461-5920

Fax (direct):  312-461-2817

March 5, 2012

VIA EDGAR

Ms. Katherine Churko
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20543

Re:

Marshall Funds, Inc. (the “Registrant”)
File Nos. 33-48907 and 811-58433

Dear Ms. Churko:

On behalf of the Registrant, which is doing business as BMO Funds, this letter is in response to the oral comments you relayed during our telephone conference on February 6, 2012 regarding the Registrant’s report on Form N-CSR filed on October 28, 2011.

The Registrant understands that: (1) it is responsible for the adequacy and accuracy of the disclosure in its filings, (2) the staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings, and (3) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

1.

Comment:  The Annual Report Commentary for the Tax-Free Money Market Fund indicates that the fund invested in other registered investment companies. The fees and expenses of such other investment companies (“Acquired Fund Fees and Expenses”) should be disclosed as a separate line item in the fee table for the fund set forth in the Prospectus dated December 29, 2011, as supplemented February 16, 2012 (the “Prospectus”).

Response:  The Acquired Fund Fees and Expenses incurred by the Tax-Free Money Market Fund were 0.0038% of the fund’s average net assets. Inasmuch as these fees were less than .01% of the fund’s average net assets, the Acquired Fund Fees and Expenses were included in the fee table with “Other Expenses” in lieu of a separate line item in accordance with Form N-1A (Item 3, Instruction 3(f)).

2.

Comment:  Note 5 to the financial statements indicates that the Prime Money Market Fund pays Rule 12b-1 fees to finance activities intended to result in the sale of the fund’s

Ms. Katherine Churko

Advisor Class (Class A) shares. This arrangement should be disclosed in the Prospectus with respect to the fund.

Response:  The Registrant notes that, although the Directors approved a distribution plan pursuant to Rule 12b-1 (the “Distribution Plan”) allowing the Prime Money Market Fund to pay Rule 12b-1 fees with respect to Advisor Class shares of the fund, the Advisor Class shares of the fund no longer exist as of December 19, 2011. Accordingly, the Prospectus did not disclose Rule 12b-1 fees for the fund’s Advisor Class Shares.  However, the Registrant notes that it disclosed information about the Distribution Plan in its Statement of Additional Information dated December 29, 2011, as supplemented February 17, 2012 (the “SAI”).

3.

Comment:  In the Statements of Assets and Liabilities of the funds, the market value and cost of securities of affiliated and unaffiliated issuers are aggregated. Such assets and liabilities should be separately stated.

Response:  While the aggregation of the market value and cost of securities of affiliated and unaffiliated issuers in the funds is not expressly permitted by Rule 6-04 of Rule S-X, the Registrant has been informed by its auditors that it is not uncommon to aggregate such amounts provided that the level of investments in affiliated entities is disclosed via a footnote. Footnote (2) to the Statement of Assets and Liabilities discloses the level of investments by the Registrant’s funds in affiliated entities.

4.

Comment:  Please disclose the nature of the collateral held to secure loans in the securities lending program in which the funds participate.

Response:  Note 2 to the financial statements discloses that the cash collateral received by the funds is invested in short-term securities including overnight repurchase agreements, commercial paper, master notes, floating rate corporate notes (with at least quarterly reset rates), and money market funds. Note 2 further details the make-up of the collateral pool and how the securities in the pool are valued.

5.

Comment:  Please confirm that exemptive relief has been received with respect to the pooling of securities lending collateral for the funds.

Response:  Exemptive relief to permit the pooling of securities lending collateral for the funds was received on May 18, 2000.

6.

Comment:  With respect to the securities lending disclosure under Note 2, please add a footnote to the table regarding whether each fund owned a pro-rata interest in the collateral pool.

Response:  The Registrant confirms that each fund owned a pro-rata interest in the collateral pool determined by the amount of securities on loan for such fund. The Registrant will include this disclosure in a footnote to the table in subsequent financial reports.

Ms. Katherine Churko

7.

Comment:  If securities on loan for any fund exceed 33 1/3% of any fund’s total assets during the relevant time period, this fact be disclosed in Note 2 to the financial statements

Response:  The total assets of each fund invested in the securities lending collateral pool is disclosed in the Schedule of Investments for such fund. The Registrant confirms that the value of securities lent by each fund has not exceeded one-third (i.e., 33 1/3%) of the value of a fund’s total assets.

8.

Comment:  In the financial statements for the Ultra-Short Fund and the Intermediate Tax-Free Fund, please explain what is meant by “deposit held at broker” and disclose whether the deposit represented margin.

Response:  “Deposit held at broker” refers to cash held at a broker unaffiliated with the investment adviser as variation margin for futures contracts that could be acquired from time to time on behalf of the two funds. At fiscal year-end, neither fund had futures contracts, yet the cash was still held with the broker.

9.

Comment:  In Note 5 to the financial statements, please disclose whether the adviser to the funds voluntarily waived any of its fees and, if so, state the amount of fees waived.  Please also disclose whether the adviser waived any fees above the contractual expense limitations for any of the funds.

Response:  The adviser waived fees or reimbursed expenses pursuant to the contractual expense limitations described in Note 5. In addition, the adviser waived fees above the contractual expense limitations for the following funds in the following amounts:

Government Money Market Fund:

   $638,931

Prime Money Market Fund:

$1,283,773

Tax-Free Money Market Fund:

     $30,598

The amounts waived or reimbursed by the adviser are disclosed in the Statements of Operations for each of the funds. The Registrant will include disclosures as to fees voluntarily waived by the adviser in the Registrant’s February 28, 2012 Semi-Annual Report, as applicable.

10.

Comment:  Five of the funds - the Ultra Short Tax-Free Fund, the Government Income Fund, the Aggregate Bond Fund, the Short-Intermediate Bond Fund and the Short-Term Income Fund, reported significant increases in portfolio turnover for the latest fiscal year. Please explain why.

Response: The Government Income Fund, Aggregate Bond Fund, Short-Intermediate Bond  Fund and Short-Term Income Fund experienced high portfolio turnover rates during the fiscal year ended August 31, 2011 due to the use of “to be announced” mortgage-backed securities. The Ultra Short Tax-Free Fund experienced a high portfolio turnover rate during the fiscal year ended August 31, 2011 due to the fund’s increased usage of floating rate securities that reset daily or weekly.

Ms. Katherine Churko

11.

Comment:  Please advise whether the independent accountants provided a signed internal control letter for filing with the funds’ Form N-SAR?

Response:  The Registrant confirms that the independent accountants provided a signed internal control letter for filing with the Form N-SAR, which is on file with Registrant.

* * *

If you have any questions regarding these responses, please call me at 312.461.5920.

Very truly yours, /s/ Linda S. VanDenburgh Secretary

cc:

John Blaser (Marshall Funds, Inc.)

Michael O’Hare, Esq. (Stradley Ronon Stevens & Young, LLP)